SECU 11018829 IISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

SEC FILE NUMBER

8- 26540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 AND ENDING December 31, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PDC Securities Incorporated

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Genesis Blvd.
(No. and Street)

Bridgeport (City) West Virginia (State) 26330 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darwin L. Stump 304-808-6255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLC
(Name – *if individual, state last, first, middle name*)

600 Grant Street (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Darwin L. Stump, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PDC Securities Incorporated, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
MISTY L. FINCH
RT. 3 BOX 172
PHILIPPI, WV 26416
My commission expires October 16, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PDC SECURITIES INCORPORATED

(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Financial Statements and Supplementary Schedules

December 31, 2010

(With Independent Auditors' Report Thereon)

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Financial Statements and Supplementary Schedules

December 31, 2010

Table of Contents

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder
of PDC Securities Incorporated:

We have audited the accompanying statement of financial condition of PDC Securities Incorporated as of December 31, 2010 and the related statement of operations, statement of changes in stockholder's equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDC Securities Incorporated at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
February 24, 2011

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	317,762
Due from parent		17,592
Other assets		2,840
Total Assets	$	338,194
Liabilities and Stockholder's Equity		
Liabilities		
Liabilities		-
Stockholder's equity:		
Common stock, par value $.10 per share; authorized 1,000,000 shares; issued and outstanding 50,000 shares	$	5,000
Additional paid-in capital		500,000
Retained earnings (deficit)		(166,806)
Total stockholder's equity		338,194
Total Liabilities and Stockholder's Equity	$	338,194

See accompanying notes to financial statements.

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Statement of Operations

Year ended December 31, 2010

Revenue:		
Revenue	$	-
Expenses:		
Regulatory fees and expenses	$	1,075
Other operating expenses		45,642
Total Expenses:		46,717
Loss before income taxes		(46,717)
Income tax benefit		(18,932)
Net loss	$	(27,785)

See accompanying notes to financial statements.

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2010

	Common stock issued				
	Number of shares	**Amount**	**Additional paid-in capital**	**Retained earnings (deficit)**	**Total**
Balance December 31, 2009	50,000	$ 5,000	$ 500,000	$ (139,021)	$ 365,979
Net loss				(27,785)	(27,785)
Balance December 31, 2010	50,000	$ 5,000	$ 500,000	$ (166,806)	$ 338,194

See accompanying notes to financial statements.

PDC SECURITIES INCORPORATED

(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net loss	$	(27,785)
Adjustments to net loss to reconcile to cash used in operating activities:		
Increase in due from parent		(5,745)
Increase in other assets		(2,840)
Total adjustments		(8,586)
Net cash provided from operating activities		(36,370)
Net increase in cash and cash equivalents		(36,370)
Cash and cash equivalents, beginning of year		354,132
Cash and cash equivalents, end of year	$	317,762
Supplemental cash flow information:		
Cash received from parent for taxes	$	14,846

See accompanying notes to financial statements.

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Notes to Financial Statements

December 31, 2010

(1) Basis of Presentation

Organization

PDC Securities Incorporated (the Company) is a wholly owned subsidiary of Petroleum Development Corporation (PDC). The Company was organized as a broker-dealer to sell direct participation interests in oil and gas limited or general partnerships in which PDC is the general or managing general partner. Substantially all the Company's revenues are derived from the commissions on the sale of partnership units in partnerships sponsored by PDC. During 2010, there were no commissions revenue as PDC did not form a limited partnership.

The Company is a registered broker/dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c-3-3 (pursuant to paragraph k(2)(i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

(2) Summary of Significant Accounting Policies

Securities Transactions

The Company sells direct participation interests in oil and gas limited or general partnerships on a commission basis. The Company does not collect any cash from customers; rather, cash is paid by customers directly to the issuing partnerships who pay the Company. Securities transactions, together with the related income and expenses, are recorded starting when the partnership meets the minimum funding requirement and continuing until all escrow funds have been released after the date of closing for the partnership.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered and settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company joins with PDC in filing consolidated federal and state income tax returns. The Company's federal and state income tax liability is settled between the Company and PDC, as if the Company had filed separate returns.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of December 31, 2010 there were no cash equivalents.

Use of Estimates

The preparation of the financial statements, in accordance with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3) Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which is administered by FINRA. This rule requires that the Company's "aggregate indebtedness" not exceed 15 times its "net capital," as such terms are defined in Rule 15c3-1. The FINRA may require a broker/dealer to reduce its business activity if its aggregate indebtedness to net capital ratio should exceed 12 to 1 and may prohibit a broker/dealer from expanding its business if the ratio exceeds 10 to 1. The Company had net capital at December 31, 2010 of $317,762, which exceeded its net capital requirement by $312,762.

(4) Income Taxes

Income tax benefit for the year ended December 31, 2010 is as follows:

		2010
Current:		
Federal	$	(14,961)
State		(3,971)
Total	$	(18,932)

There are no temporary differences which give rise to deferred tax assets or deferred tax liabilities. Therefore, the above income tax expense was computed based on the Company's allocated effective tax rate from PDC.

The tax related balance due from PDC as of December 31, 2010 of $18,932 is included in due from parent in the accompanying balance sheet. The Company's effective rate varied from the Federal Statutory Rate as a result of state income taxes and limitations on the deductibility of business meals and entertainment.

(5) Related Party Transactions

PDC allocates certain administrative and general expenses. These expenses amounted to $24,000 in 2010 and are included in Other Operating Expenses.

(6) Statement of Financial Condition

The Statement of Financial Condition of the most recent annual audit report of the Company pursuant to Rule 17a-5 is available for examination at the principal office of the Company and at the regional office of the Commission for the region in which the Company has its principal place of business.

PDC SECURITIES INCORPORATED

(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Supplementary Data Required by SEC Rule 17a-5

December 31, 2010

Computation of Net Capital

		2010
Total stockholder's equity	$	338,194
Less non-allowable assets		20,432
Net capital	$	317,762

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of (6-2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess Net capital (net capital less minimum net capital)	$	312,762
Excess Net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	317,762

Computation of Aggregate Indebtedness (AI)

Accounts payable	$	0
Due to parent		0
Total aggregate indebtedness liabilities	$	0
Percentage of aggregate indebtedness to net capital		0%

No material differences exist between the net capital computations above and the computation included in the Company's corresponding unaudited amended FOCUS Report, for X-17A-5, Part II filed with the NASD on February 15, 2011.

See accompanying independent auditors' report.

Schedule 2

PDC SECURITIES INCORPORATED

(A Wholly Owned Subsidiary of Petroleum Development Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKER-DEALERS

AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company claims exemption from Rule15c3-3 of the Securities and Exchange Commission under paragraph k(2)(i) of that Rule.

To the Board of Directors and Stockholder of PDC Securities Incorporated

In planning and performing our audit of the financial statements of PDC Securities Incorporated (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

pwc

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 24, 2011. There was one audit adjustment of $2,840 that was proposed by PwC and recorded by management to adjust an expense amount to a prepaid asset. This adjustment was a result of the Company paying FINRA (Financial Industry Regulatory Authority) 2011 dues (i.e., renewal statement) in the 2010 period and recording an expense in the period. The Company had already recorded the 2010 dues as an expense during the period and should have recognized this payment as a prepaid asset for 2011 dues. This error was greater than 5% of the 2010 loss before income taxes and greater than our overall materiality. The Company should put a control in place over financial reporting whereby the VP of Accounting Operations formally reviews the income statement fluctuations at an appropriate threshold.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
February 24, 2011

pwc

To the Board of Directors and Stockholder of PDC Securities Incorporated:

In planning and performing our audit of the financial statements of PDC Securities Incorporated (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

pwc

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 24, 2011. There was one audit adjustment of $2,840 that was proposed by PwC and recorded by management to adjust an expense amount to a prepaid asset. This adjustment was a result of the Company paying FINRA (Financial Industry Regulatory Authority) 2011 dues (i.e., renewal statement) in the 2010 period and recording an expense in the period. The Company had already recorded the 2010 dues as an expense during the period and should have recognized this payment as a prepaid asset for 2011 dues. This error was greater than 5% of the 2010 loss before income taxes and greater than our overall materiality. The Company should put a control in place over financial reporting whereby the VP of Accounting Operations formally reviews the income statement fluctuations at an appropriate threshold.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
February 24, 2011